FORM 4 ___Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Liszicasz, George (Last) (First) (Middle) 383 Arbour Lake Way NW (Street) Calgary, Alberta, T2G 4A2 (City) (Province) (Postal Code)				2. Issuer Name and Ticker or Trading Symbol ENERGY EXPLORATION TECHNOLOGIES "ENXT"							6. Relationship of Reporting Person(s) to Issuer (Check all Applicable) ___X___Director __X 10% Owner ___X___Officer ______Other (Give Title Below) (Specify Below) Chief Executive Officer
				3. I.R.S. Identification Number of Reporting Person, If an entity (Voluntary) N/A				4. Statement for Month/Day/Year April 24, 2003			7. Individual or Joint/Group Reporting (Check Applicable Line) ___X___Form Filed by One Reporting Person ____Form Filed by More than One Reporting Person
								5. If Amendment, Date of Original (Month/Day/Year)
TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A Deemed Execution Date (Month/Day/Year)			3. Trans-action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)		6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)		7. Nature of Indirect Beneficial Ownership (Instr. 4)
					Code	V	Amount	(A) or (D)	Price
Common Stock Common Stock Common Stock	4/24/03 4/24/03 --	4/24/03 4/24/03 --			S S --	-- -- --	10,000 11,261 --	D D --	$0.295 $0.30 --	-- 5,062,490 127,778		D D I		Spouse, Irina Iascisina
TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED (e.g., puts calls warrants options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Con-version or Exercise Price of Derivative Security	3. Trans-action Date (Month/ Day /Year)	3A. Deemed Execution Date, if any (Month/Day/Y ear)	4. Trans-action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Deriv-ative Securities Benefi-cially Owned Following Reported Trans-actions (Instr. 4)	10. Owner-ship Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Owner-ship (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expi-ration Date	Title	Amount or Number of Shares
Stock Options	$2.00	--	--	--	--	--	--	5/20/97	5/3/03	Common Stock	15,000	$2.00	--	D
Stock Options	$2.00	--	--	--	--	--	--	5/20/98	5/20/03	Common Stock	15,000	$2.00	--	D
Stock Options	$2.00	--	--	--	--	--	--	5/20/99	5/20/04	Common Stock	15,000	$2.00	--	D
Stock Options	$0.14	--	--	--	--	--	--	3/27/04	3/27/08	Common Stock	10,000	$0.14	--	D
Stock Options	$0.14	--	--	--	--	--	--	3/27/05	3/27/08	Common Stock	10,000	$0.14	--	D
Stock Options	$0.14	--	--	--	--	--	--	3/27/06	3/27/08	Common Stock	10,000	$0.14	75,000	D

Explanation of Responses:

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

									/s/ George Liszicasz **Signature of Reporting Person					April 25, 2003 Date